# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 100 KING STREET WEST, SUITE 3400, ONTARIO, Ontario Canada (A6), M5X 1A4
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049841

## Reporting persons
- Raju Ajay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,031,250; shared voting power 0; sole dispositive power 2,031,250; shared dispositive power 0; aggregate amount beneficially owned 2,031,250 (3.7% of the class)
  Comment: (1) Consists of 2,000,000 common shares (the "Common Shares") of Medicus Pharma Ltd. (the "Company") held of record by 215 Capital Togo PHL Fund I, LP ("215 Capital") and 31,250 Common Shares underlying stock options held of record by Mr. Ajay Raju that are currently exercisable. Togo PHL Management LLC (the "Management Company") has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  
  (2) Based on 55,164,465 Common Shares outstanding as of April 30, 2026 as reported in the Company's Definitive Proxy Statement on Schedule 14A filed on May 4, 2026.
- 215 Capital Togo PHL Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (3.6% of the class)
  Comment: (1) Consists of 2,000,000 the Common Shares of the Company held of record by 215 Capital. The Management Company has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Ajay Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  
  (2) Based on 55,164,465 Common Shares outstanding as of April 30, 2026 as reported in the Company's Definitive Proxy Statement on Schedule 14A filed on May 4, 2026.
- Togo PHL Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (3.6% of the class)
  Comment: (1) Consists of 2,000,000 the Common Shares of the Company held of record by 215 Capital. The Management Company has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Ajay Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  
  (2) Based on 55,164,465 Common Shares outstanding as of April 30, 2026 as reported in the Company's Definitive Proxy Statement on Schedule 14A filed on May 4, 2026.

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, W. Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing:
i. Ajay Raju
ii. Togo PHL Management LLC;
iii. 215 Capital Togo PHL Fund I, LP;
Address of principal business office or, if none, residence:
Two Liberty Place
50 South 16th Street
Suite 2710
Philadelphia, Pennsylvania 19102
Citizenship:
i. Ajay Raju (United States)
ii. Togo PHL Management LLC (Delaware)
iii. 215 Capital Togo PHL Fund I, LP (Delaware)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in Items 5-9 of the cover pages of this amended Schedule 13G is hereby incorporated by reference into this Item 4.
Percent of class: 3.7
Sole power to vote or to direct the vote: 2,031,250
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,031,250
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement was previously filed: https://www.sec.gov/Archives/edgar/data/1997296/000121465925000501/ex99_1.htm.

## Signatures
- Raju Ajay: /s/ Ajay Raju, Ajay Raju in his individual capacity (05/04/2026)
- 215 Capital Togo PHL Fund I, LP: /s/ Ajay Raju, Ajay Raju as Managing Member of Togo PHL Management LLC, the Management Company (05/04/2026)
- Togo PHL Management LLC: /s/ Ajay Raju, Ajay Raju as Managing Member (05/04/2026)